CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

August 5, 2010

“CORRESP”

United States Securities and

Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Mr. Donald F. Delaney

Re:

China Natural Resources, Inc. (the “Company”)

Form 20-F for the Year Ended December 31, 2009

Staff Letter of Comment dated July 30, 2010

SEC File No. 000-26046

Ladies and Gentlemen:

Reference is made to the Staff’s letter of comment dated July 30, 2010 relating to the above-referenced matter, and to the August 5, 2010 telephone conversation between Donald F. Delaney of the Division of Corporate Finance and Steven I. Weinberger of Schneider Weinberger & Beilly LLP, the Company’s counsel. Please be advised that the Company requires additional time to review, evaluate and respond to the Staff’s comments, and, to the extent deemed necessary in response to the Staff’s engineering comments, to prepare and/or assemble the necessary translations, maps, charts and drawings relating to the Company’s mining properties.

In furtherance of the foregoing, we hereby advise you that we expect to respond to the Staff’s July 30, 2010 letter by August 30, 2010, and we hereby request an extension of time until such date in order to provide our response.

Very truly yours,

/s/ Li Feilie
Li Feilie
Chief Executive Officer